Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2006

Presentation of Financial Information

Unless we have indicated otherwise, or the context otherwise requires, references in this Form 6-K to "Mittal Steel", "we", "us", "our" and "the Company" or similar terms are to Mittal Steel Company N.V., formerly known as Ispat International N.V., or Ispat International, and its subsidiaries.

"ISG" refers to International Steel Group Inc. and its subsidiaries as it existed prior to its acquisition by Mittal Steel on April 15, 2005. Following the acquisition of ISG by Mittal Steel, ISG's name was changed to "Mittal Steel USA ISG Inc.", the operations were merged with Ispat Inland on December 31, 2005 and the name of the surviving entity was changed to Mittal Steel USA Inc. All references in this Form 6-K to "Mittal Steel USA" refer to the combined operations of Mittal Steel USA ISG Inc. with Mittal Steel's other U.S. operating subsidiary, Ispat Inland Inc.

All references in this Form 6-K to "Mittal Steel Kryviy Rih" refer to the operations of Kryvorizhstal in the Ukraine, which was acquired by the Company on November 25, 2005 and subsequently renamed OJSC Mittal Steel Kryviy Rih. The acquisition is being accounted for as a purchase business combination in accordance Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations".

All references in this Form 6-K to "Hunan Valin" refer to Hunan Valin Steel Tube & Wire Company, China.

Inter-company transactions have been eliminated in financial consolidation. The financial information in this Form 6-K has been prepared based on accounting principles generally accepted in the United States of America (“US GAAP”).

Key Factors Affecting the Business

Cyclicality of the Steel Industry

The steel industry is highly cyclical and is affected significantly by general economic conditions and other factors such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. Steel prices are sensitive to a number of supply and demand factors. Recently, steel markets have been experiencing larger and more pronounced cyclical fluctuations, primarily driven by the substantial increase in Chinese production and consumption. This trend, combined with the upward pressure on costs of key inputs, mainly metals and energy, as well as transportation cost and logistics, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and positive financial performance in this challenging environment are product differentiation, customer service, cost reduction and cash management.

In 2005, world crude steel production increased by 6.1% to 1.1 billion tonnes as compared with 1.0 billion tonnes for the same period in 2004. The growth in 2005 was primarily led by China, which increased production by 74 million tonnes, or 21.3%. In North America steel output declined by 6 million tonnes, or 4.8%, to 127 million tonnes. The North American steel industry was able to reduce production in line with demand in 2005 and to liquidate the excess inventories built-up during 2004. Steel output in the 25 member states of the European Union also declined by 4.0% to 186 million tonnes during 2005. This was largely attributable to cutbacks in production due to excess inventories.

For the six months ended June 30, 2006, world crude steel production increased by 8% to 593 million tonnes as compared with 549 million tonnes for the six months ended June 30, 2005. China produced 198.7 million tonnes of crude steel for the six months ended June 30, 2006, 19.1% more than for the six months ended June 30, 2005. India produced 20.8 million tonnes of crude steel for the six months ended June 30, 2006, 16.1% more than for the six months ended June 30, 2005. Total production in the Asia region for the six months ended June 30, 2006 was 310.2 million tonnes, 12.8% higher than for the six months ended June 30, 2005. In the 25 member states of the European Union, total steel production for the six months ended June 30, 2006 was 100 million tonnes, 3.8% higher than the same amount for the six months ended June 30, 2005. Production in North America of 66.7 million tonnes and in Commonwealth of Independent States (“CIS”) countries of 58.4 million tonnes represented 4.5% and 4.9% increases, respectively, for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005.

There continues to be increased pressure on the costs of key raw materials in the first six months of 2006 after having increased in 2005, due to imbalances between demand and supply in certain regions, as well as volatile freight costs. Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional and there could also be a further time lag. Similarly, steel pricing and demand is driven by demand from end-users. Surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by short-term market forces. Global steel prices declined while input costs increased during the first six months of 2006 as compared to the first six months of 2005, leading to narrower margins for steel producers.

Raw Materials and Ocean Freight Costs

The increased global demand for steel has resulted in significant pressure for price increases for key commodity inputs such as iron ore, scrap, coke and alloys, in the last few years. In the first six months of 2006, iron ore and alloy prices continued their upward trend. While the impact of these cost increases at Mittal Steel is partially mitigated by its ownership of certain mining assets, cost increases adversely affected our results for the first half of 2006.

From 2003 through the first half of 2006, Chinese steel production continued a massive growth trend that eliminated the traditional surplus of raw material supply. Simultaneously, the steel sectors of Europe, Japan and North America came out of recession resulting in a large additional raw materials demand.

Iron Ore

After significant price increases in 2004 and 2005, steel producers faced yet another price increase in 2006. Mittal Steel and Brazilian mining group CVRD, agreed upon a 19% price increase in fines and concentrates and a price reduction of approximately 3% in pellets as compared to 2005 prices. The strong bargaining position of iron ore suppliers and growing demand from China continued to put upward pressure on iron ore prices. Other suppliers across the world also negotiated higher iron ore prices.

Coking Coal

Prices for international premium grade hard coking coal fell by approximately $25 per tonne in the first six months of 2006 as compared to the first six months of 2005.

Coke

The price of coke continued its decline from a $250 per tonne Free on Board (“FOB”) China in the first half of 2005 to $150 per tonne in the first half of 2006. (All prices are for 12.5% ash coke.) The supply-demand situation is moving into balance, which suggests that the bottom of the coke price cycle has been reached. Recent transactions are at higher prices.

Natural Gas

During the first half of 2006, prices in the North American natural gas markets declined due to unseasonably warm weather and an abundant supply. Spot prices ranged from highs of $10.74 per mmbtu on the first day of the year to a low of $5.70 per mmbtu at the end of June 2006. Prices have moved upwards sharply in the recent weeks, due to high oil prices and other geopolitical reasons.

In Europe gas prices have been highly volatile, mostly due to the long winter and geopolitical supply concerns.

Scrap

Scrap demand has not increased in China. Nevertheless, demand for scrap remains strong globally and scrap prices continued to remain volatile.

Ocean Freight

The ocean freight market continued to remain strong during the first six months of 2006 after a slight drop during January 2006. China remains the driving force for the demand of dry cargo ships. The expected delivery of new ships to the market (approximately 6.5% of the existing fleet) did not have a significant effect due to an increase in cargo volume. With the exception of China, iron demand and coal shipments to various parts of world also increased which led to increased demand for ocean freight. The freight market is expected to remain relatively strong at least during the remainder of 2006.

Impact of Exchange Rate Movements

Mittal Steel operates in different geographical locations with different functional currencies. During the first six months of 2006, the U.S. dollar was weaker, as compared to the first six months of 2005, against the currencies of many jurisdictions, where Mittal Steel operates, including the Central and Eastern European currencies (with the exception of Romanian lei), Kazakhstan tenge, Mexican peso and Algerian dinar. The U.S. dollar was stronger against the South African rand and the Euro in the first six months of 2006 as compared to the first six months of 2005. These exchange rate movements had a favorable impact on the cost position of some of Mittal Steel's operating subsidiaries, such as the South African operating subsidiary, and had an adverse impact on other operating subsidiaries, such as the Central and Eastern European, Kazakhstan and Mexican subsidiaries.

Mittal Steel manages foreign exchange risk through specific hedges to the extent management considers appropriate.

Recent Developments

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On July 26, 2006, Mittal Steel Company N.V. announced the final results of the initial offering period of its offer for Arcelor S.A. securities, which expired on July 13, 2006 in Belgium, France, Luxembourg, Spain and the U.S. As of such date, in the aggregate:

•	594,549,753 Arcelor shares had been tendered (including Arcelor shares underlying Arcelor American Depositary Shares or ADSs, tendered in the U.S. offer); and
•	9,858,533 Arcelor convertible bonds due 2017 had been tendered.

These securities represent, on a fully-diluted basis, 91.88% of Arcelor’s share capital and 91.97% of the voting rights.

The settlement of the initial offering period occurred on August 1, 2006. On that date, 665.6 million new Mittal Steel Class A Common Shares were issued as consideration for the offer and the cash portion of the total offer consideration, approximately €7.78 billion, was paid.

The cash portion of the offer was financed with cash resources available to the Company: its €5 billion credit facility and part of its €2.8 billion bridge facility. Both of these facilities were entered into to finance the cash portion of the offer.

In addition, the listing of the new Mittal Steel shares issued as consideration for the offer on Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange, the New York Stock Exchange and the stock exchanges of Barcelona, Bilbao, Valencia and Madrid, became effective on August 1, 2006.

Pursuant to Luxembourg and Belgian laws, the Company has commenced a subsequent offering period of the offer in Belgium, France, Luxembourg, Spain and the U.S., lasting from July 27, 2006 to August 17, 2006. The subsequent offering period will have the same terms and conditions as the initial offering period that ended on July 13, 2006 (except for the minimum tender condition, which has already been met).

The Company has also announced that the settlement date of the subsequent offering period for the offer will occur on September 4, 2006. Since this date is a federal holiday in the United States, the centralizing agent for Arcelor ADSs tendered in the subsequent offering period may not commence delivery of new Mittal Steel shares and cash to the holders of tendered ADSs until September 5, 2006. In addition, the New York Stock Exchange will be closed on September 4, 2006.

Pursuant to Luxembourg law, after the end of the subsequent offer, Arcelor's remaining shareholders will be entitled to sell their shares to Mittal Steel solely for cash, at a price of €40.40 per Arcelor share. This sell-out right must be exercised during the three-month period starting on August 18, 2006 and ending on November 17, 2006 (inclusive). Settlement of these share sales shall occur on an on-going basis during the sell-out period. If at any time prior to November 17, 2006 (inclusive), Mittal Steel holds 95% or more of the capital and voting rights in Arcelor, Mittal Steel will require, in accordance with Luxembourg law, the remaining shareholders of Arcelor to sell their Arcelor shares to Mittal Steel at a price of €40.40 per Arcelor share. In such a case, the sell-out proceedings will be terminated.

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Following the announcement of the final results of the offer, on July 26, 2006, Standard & Poor’s lowered its long-term corporate credit rating on the Company from “BBB+” to “BBB” and removed the rating from CreditWatch with negative implications.

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On July 31, 2006, Moody’s Investors Service confirmed its “Baa3” corporate family and senior unsecured issuer ratings on the Company, its “Baa3” rating on the guaranteed debt of Ispat Inland, ULC, its “Ba1” senior unsecured rating on Mittal Steel USA Inc. and its “Ba1” senior unsecured rating on bonds initially issued by Ispat Inland, Inc. In addition, Moody’s downgraded Arcelor’s long-term rating to “Baa3” from “Baa2” and the short-term rating of Arcelor Finance to Prime-3 from Prime-2. The outlook is stable for all ratings.

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The European Commission investigation into anti-competitive practices among pre-stressed steel producers in Europe, including three subsidiaries of Mittal Steel (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.), is pending. The European Commission has not yet notified a Statement of Objections to any company of the Mittal Steel group. Mittal Steel has notified the previous owner of the companies under investigation, Usinor, that it will seek indemnification for costs resulting from the investigation. With the acquisition of Arcelor by Mittal Steel on August 1, 2006, however, Usinor became a subsidiary of Mittal Steel. See "Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Europe" in the Company's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 20, 2006.

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On August 1, 2006, the U.S. Department of Justice (“DOJ”) announced that it had concluded that Mittal Steel’s acquisition of Arcelor, which closed on August 1, was likely to substantially lessen competition in the market for tin mill products in the Eastern United States, and filed in the U.S. District Court in Washington, D.C. a consent decree, which Mittal Steel had previously signed with the DOJ on May 11, 2006. The consent decree requires the divestiture of Dofasco Inc., a Canadian-based steel producer acquired by Arcelor in February 2006 or, if Dofasco cannot be sold, the divestiture of whichever of two identified, alternative assets is selected by DOJ. The two alternative assets are Mittal Steel’s Sparrows Point facility located near Baltimore, Maryland and Mittal Steel’s Weirton facility located in Weirton, West Virginia.

Earlier, on January 26, 2006, during Arcelor’s then-pending takeover bid for Dofasco and shortly before the launch of Mittal Steel’s offer for Arcelor, Mittal Steel agreed with ThyssenKrupp AG, a German steelmaker, that, if Mittal Steel acquires a controlling interest in Arcelor, Mittal Steel would cause Arcelor to sell ThyssenKrupp all of the Dofasco stock then held by Arcelor, subject to certain conditions. On April 4, 2006, following the consummation of Arcelor’s acquisition of Dofasco, Arcelor announced that it had transferred its Dofasco holdings to S3, an independent Dutch foundation, in order to prevent any sale of Dofasco for five years, unless S3’s board of directors decides to dissolve S3 earlier. Arcelor’s announcement further indicated that Arcelor retained “all decision-making power and all economic interest relating to Dofasco, with the exception of any decision to sell Dofasco”.

In connection with the notification of Mittal Steel’s then-pending acquisition of Arcelor pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Mittal Steel and the DOJ reached an agreement on May 11, 2006 that allowed the expiration of the statutory antitrust waiting period for the acquisition and provided that the DOJ would continue its investigation of the competitive effects of Mittal Steel’s acquisition of Arcelor in the tin mill products area. In the event that the DOJ concluded that the combination of Mittal Steel and Arcelor was likely to result in a substantial lessening of competition, the DOJ would file the consent decree described above in U.S. court.

Mittal Steel remains firmly committed to performing its obligations under the consent decree and complying with its agreement with ThyssenKrupp. Mittal Steel believes that (1) the abovementioned consent decree is applicable to Arcelor and any successor company, and (2) Arcelor must comply with the consent decree and the agreement with ThyssenKrupp to divest Dofasco, including by using Arcelor’s best efforts to cause the dissolution of S3. Mittal Steel is actively seeking ways to dissolve S3 or otherwise to render interests in Dofasco transferable to ThyssenKrupp.

For further background information regarding the consent decree and Dofasco, see “Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder—Dofasco,” “The Offer—Agreement between Mittal Steel and ThyssenKrupp regarding Dofasco” and “Regulatory Matters—Competition and Antitrust” in our Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, filed on that date with the United States Securities and Exchange Commission pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

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On August 1, 2006, the Brazilian Comissao de Valores Mobiliaros (“CVM”) ruled that Mittal Steel was required to initiate a tender offer for all minority shareholders of its Brazilian subsidiary, Arcelor Brazil S.A.  However, the CVM has not imposed such a requirement with respect to the minority shareholders of Acesita S.A. The minority shareholdings in Acesita S.A. represent a small portion of the potential liability of Mittal Steel in this respect as described in the Company’s Prospectus Supplement, dated July 7, 2006, supplementing its Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, and filed on July 7, 2006 with the United States Securities and Exchange Commission pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

The Company has decided to appeal the CVM’s decision to the CVM’s board of directors, as the Company considers that the conditions required to trigger a mandatory tender offer requirement are not met in this particular instance. A final decision at the CVM level, which could itself be subject to challenge before the Brazilian courts, is expected to be rendered by the CVM’s board in September 2006. If Mittal Steel challenges such board decision, the final decision may not be known for a significant period of time. The Company could request an interim order suspending any obligation to launch a mandatory tender offer pending the court proceedings. No decision has been made as to the nature and amount of the consideration to be paid to the minority shareholders in the event of a mandatory tender offer.

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On August 3, 2006, the European Commission informed the Company that the Memorandum of Understanding between Mittal Steel, its controlling shareholders and Arcelor of June 25, 2006 did not amend the original terms of the offer for Arcelor, as notified to the Commission, such that the submission of a new notification would be required. Thus, the Commission concluded that there was no need to re-notify the offer for Arcelor under the EC Merger Regulation.

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On August 4, 2006, Mittal Steel and Arcelor announced new appointments to the position of Chief Executive Officer, the position of Chief Financial Officer, the Management Board and the Board of Directors for both Mittal Steel and Arcelor. The following appointments were approved, with immediate effect, by the Board of Directors of both Arcelor and Mittal Steel, allowing for the immediate start of the integration process:

•	Roland Junck, Chief Executive Officer;
•	Aditya Mittal, Chief Financial Officer, with additional responsibility for the Flat Products Americas;
•	Michel Wurth, Senior Executive Vice President Flat Products Europe;
•	Malay Mukherjee, Senior Executive Vice President Stainless, Mining, Asia & Africa;
•	Gonzalo Urquijo, Senior Executive Vice President Long Products and Distribution; and
•	Davinder Chugh, Senior Executive Vice President Shared Services.

Subject to shareholder approval, the 18 members of the new Board of Directors for Mittal Steel will be as follows:

The 6 Arcelor nominees are:
• Joseph Kinsch, President of the Board
•	José Ramon Alvares Rendueles
•	Edmond Pachura
•	HRH the Prince Guillaume of Luxembourg
•	Sergio Silva de Freitas
•	Jean-Pierre Hansen

The 6 Mittal Steel nominees are:
•	Lakshmi N. Mittal, Chairman of the Board
•	Vanisha Mittal Bhatia
•	Wilbur Ross
•	Lewis Kaden
•	François Pinault
•	Narayanan Vaghul

Georges Schmit (Luxembourg State), Antoine Spillmann (JMAC) and Romain Zaleski (Tassara) are the nominated shareholder representatives, while John Castegnaro, Michel Marti and Manuel Fernández López are the nominated employee representatives.

Operating Results

The following discussion and analysis should be read in conjunction with the Mittal Steel’s consolidated financial statements and related notes appearing in the annual report on Form 20-F for the year ended December 31, 2005, and the unaudited consolidated balance sheet as of June 30, 2006 and unaudited consolidated statement of income and cash flow for the three and six months there ended, included in the Company’s Form 6-K filed with the SEC on August 3, 2006.

Note regarding Comparability

Mittal Steel completed two significant acquisitions in 2005 that affect the comparability of the periods under review. These are:

•	The acquisition of Mittal Steel Kryviy Rih, whose results were included from November 26, 2005; and

•	The acquisition of Mittal Steel USA ISG Inc., whose results were included from April 15, 2005.

The following discussion and analysis therefore distinguishes between Mittal Steel’s results including and excluding the effect of these acquisitions.

The results of certain former subsidiaries of Stelco, a Canadian steel producer (namely Norambar Inc. and Stelfil Ltée with plants located in Quebec, and Stelwire Ltd., with a plant in Ontario), acquired by Mittal Canada as from February 1, 2006, are included in Mittal Steel’s results from that date.

Key Indicators

The key performance indicators which management uses to analyze operations are sales, average steel selling price, shipments, cost of sales (excluding depreciation) per ton, and operating income. Management's analysis of liquidity and capital resources is driven by working capital and operating cash flows. The following analysis presents key performance indicators by each geographic region.

Three Months Ended June 30, 2006 as compared to Three Months Ended June 30, 2005

Sales, Shipments and Average Steel Selling Prices

During the three months ended June 30, 2006, Mittal Steel's sales increased to $9,230 million as compared with $7,604 million for the three months ended June 30, 2005 primarily due to the inclusion of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih. Excluding the effects of the acquisition of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, sales increased to $5,897 million for the three months ended June 30, 2006, as compared with $5,666 million for the three months ended June 30, 2005.

Average steel selling prices decreased by 7% for the three months ended June 30, 2006 as compared with the three months ended June 30, 2005. Excluding the effects of the acquisition of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, average steel selling prices decreased by 4% for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005.

Mittal Steel's shipments, including inter-company shipments, increased to 16.8 million tons for the three months ended June 30, 2006, as compared with 12.2 million tons for the three months ended June 30, 2005. Excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, shipments increased to 10.9 million tons for the three months ended June 30, 2006, as compared with 9.4 million tons for the three months ended June 30, 2005.

The following table sets out the amount of sales as well as changes in sales, shipments and average steel selling prices in Mittal Steel’s geographic regions for the three months ended June 30, 2006, as compared to the three months ended June 30, 2005:

Sales Three months ended June 30,(1)			Changes in
Region	2006	2005	Sales	Steel Shipments(4)	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Americas(2)	4,200	3,472	21	27	(1)
Europe(3)	3,480	2,575	35	68	(13)
Asia & Africa	1,744	2,112	(17)	15	(8)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of Mittal Steel USA ISG Inc. from April 15, 2005.
(3)	Includes results of Mittal Steel Kryviy Rih from November 26, 2005.
(4)	Shipments include intercompany shipments.

The following table sets out the amount of sales as well as changes in sales, shipments and average steel selling prices in Mittal Steel’s geographic regions for the three months ended June 30, 2006, as compared to the three months ended June 30, 2005, excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

Sales Three months ended June 30,(1)			Changes in
Region	2006	2005	Sales	Steel Shipments(2)	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Americas	1,576	1,533	3	14	(4)
Europe	2,726	2,575	6	18	(3)
Asia & Africa	1,744	2,112	(17)	15	(8)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Shipments include intercompany shipments.

Americas

Sales in the Americas region were higher at $4,200 million for the three months ended June 30, 2006, as compared with $3,472 million for the three months ended June 30, 2005, primarily due to the inclusion of Mittal Steel USA ISG Inc., with increased shipments, offset by marginally lower selling prices. Excluding Mittal Steel USA ISG Inc., sales were marginally higher in the Americas region at $1,576 million for the three months ended June 30, 2006, as compared with $1,533 million for the three months ended June 30, 2005. The increase in sales was due to increases in shipments offset by lower selling prices.

Total steel shipments in the Americas region increased to 6.9 million tons for the three months ended June 30, 2006, as compared with 5.4 million tons for the three months ended June 30, 2005. The increase in shipments was primarily attributable to the inclusion of shipments by Mittal Steel USA ISG Inc. Excluding Mittal Steel USA ISG Inc., shipments increased by 14% to 3.0 million tons for the three months ended June 30, 2006, as compared with 2.6 million tons for the three months ended June 30, 2005. The results for three months ended June 30, 2006 included higher shipments in our Canadian operations (due to the acquisition of former Stelco subsidiaries), which were partly offset by reduced shipments at Mittal Steel USA. The reduced shipments at Mittal Steel USA resulted from a fire in its Indiana Harbor facility in East Chicago on April 28, 2006, which halted production in one of the steelmaking shops and decreased steel production by approximately 200,000 tons. Also, a lightning strike at an electrical substation at Mittal Steel USA’s Sparrows Point facility on June 23, 2006, which is expected to lose approximately 250,000 tons of ironmaking as a result of the incident (of which a decrease of 80,000 tons occurred during the second quarter). The damage to equipment and losses associated with business interruption in excess of the Company’s deductible is to be covered by insurance in both instances.

In the Americas region, average steel selling prices decreased marginally by 1% for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005. Excluding Mittal Steel USA ISG Inc., average steel selling price decreased by 4% for the similar period.

Europe

Sales in the European region increased to $3,480 million for the three months ended June 30, 2006, as compared with $2,575 million for the three months ended June 30, 2005 primarily due to the inclusion of Mittal Steel Kryviy Rih. Excluding Mittal Steel Kryviy Rih, sales increased to $2,726 million for the three months ended June 30, 2006, as compared with $2,575 million for the three months ended June 30, 2005. The increase in sales was primarily due to the inclusion of Mittal Steel Kryviy Rih as well as improved shipments by Mittal Steel Ostrava and Mittal Steel Poland, the effect of which was partially offset by reduced selling prices, primarily in our German and French operations.

Total steel shipments increased to 6.8 million tons for the three months ended June 30, 2006 as compared with 4.0 million tons for the three months ended June 30, 2005. The 68% increase was primarily due to the inclusion of Mittal Steel Kryviy Rih, which contributed 2.0 million tons. Excluding Mittal Steel Kryviy Rih, shipments increased 18% to 4.8 million tons for the three months ended June 30, 2006, as compared with 4.0 million tons for the three months ended June 30, 2005. The increase in steel shipments for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005, was primarily due to increases at Mittal Steel Poland and Mittal Steel Ostrava which were partly offset by decreased shipments at Mittal Steel Galati.

In the European region, the average steel selling prices decreased by 13% for the three months ended June 30, 2006 as compared with the three months ended June 30, 2005, with decreases predominately in our French and German operations. Excluding Mittal Steel Kryviy Rih, average steel selling prices decreased by 3% during the three months ended June 30, 2006, as compared with the three months ended June 30, 2005. This decrease was primarily driven by the weakening of the euro and other European currencies which affected selling prices in U.S. dollar terms.

Asia & Africa

In the Asia & Africa region, sales decreased to $1,744 million for the three months ended June 30, 2006 as compared with $2,112 million for the three months ended June 30, 2005. The 17% decrease is attributable to lower selling prices, offset by higher shipments and impact of trading sales.

Shipments increased to 3.1 million tons for the three months ended June 30, 2006 as compared with 2.7 million tons for the three months ended June 30, 2005. Increased volumes were largely a result of increased shipments by our Kazakhstan, South African and Algerian operations. In addition, shipments in the second quarter of 2005 had been diminished by a fire occurring mid-first quarter at Mittal Steel Temirtau’s plant. As a result there was a stoppage of hot rolled production and subsequent stoppage of downstream facilities.

The average steel selling prices decreased by 8% for the three months ended June 30, 2006 as compared to the three months ended June 30, 2005. This decrease resulted largely from a drop in average steel selling prices at our South African operations partially offset by an increase in selling prices in our Kazakhstan operations.

Cost of Sales (excluding depreciation)

The average cost of sales (excluding depreciation) per ton for Mittal Steel decreased by 6% for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005. Excluding the effects of the acquisitions of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih during 2005, average cost of sales (excluding depreciation) per ton decreased by 1% for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005. These decreases in per ton cost were primarily the result of economies of scale resulting from higher production and shipments.

The following table sets out the amount of cost of sales (excluding depreciation) as well as changes in cost of sales (excluding depreciation) and average cost of sales (excluding depreciation) per ton, in Mittal Steel’s geographic regions for the three months ended June 30, 2006, as compared to the three months ended June 30, 2005:

	Cost of Sales (excluding depreciation) Three months ended June 30,(1)		(Increase) / Decrease in
Region	2006	2005	Cost of Sales (excluding depreciation)	Av. Cost of Sales (excl. depreciation) per ton
	(in $ millions)	(in $ millions)	(%)	(%)
Americas(2) ..	3,556	2,871	(24)	2
Europe(3)	2,597	2,115	(23)	21
Asia & Africa	1,279	1,312	3	(18)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of Mittal Steel USA ISG Inc. from April 15, 2005.
(3)	Includes results of Mittal Steel Kryviy Rih from November 26, 2005.

The following table sets out the amount of cost of sales (excluding depreciation) as well as changes in cost of sales (excluding depreciation) and average cost of sales (excluding depreciation) per ton in Mittal Steel’s geographic regions for the three months ended June 30, 2006, as compared to the three months ended June 30, 2005, excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

	Cost of Sales (excluding depreciation) Three months ended June 30,(1)		(Increase) / Decrease in
Region	2006	2005	Cost of Sales (excluding depreciation)	Av. Cost of Sales (excl. depreciation) per ton
	(in $ millions)	(in $ millions)	(%)	(%)
Americas...................................................	1,323	1,198	(10)	3
Europe.......................................................	2,103	2,115	1	7
Asia & Africa.............................................	1,279	1,312	3	(18)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.

Americas

In the Americas region, average cost of sales (excluding depreciation) per ton decreased by 2% for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005. Excluding Mittal Steel USA ISG Inc., average cost of sales (excluding depreciation) per ton decreased by 3% for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005. The decrease in average cost of sales (excluding depreciation) per ton in the Americas region was primarily due to economies of scale related to increased volume, the effects of which were partly offset by increases in key input prices.

Europe

In the European region, average cost of sales (excluding depreciation) per ton decreased by 21% for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005, due primarily to the lower cost base of Mittal Steel Kryviy Rih relative to Mittal Steel’s pre-existing European operations. Excluding Mittal Steel Kryviy Rih, average cost of sales (excluding depreciation) per ton decreased by 7% for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005. The decrease was due to economies of scale related to increased volume, as well as impact of the strengthening of the U.S. dollar as compared to the euro and other European currencies, the effects of which were partly offset by increased costs of certain key input prices.

Asia & Africa

In the Asia & Africa region, average cost of sales (excluding depreciation) per ton increased by 18% for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005. The increase in average cost of sales (excluding depreciation) per ton was due to increased cost of inputs, particularly in the Company’s South African and Algerian operations, partly offset by economies of scale related to increased volume.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in the three months ended June 30, 2006 decreased by 2% as compared with the three months ended June 30, 2005.

Operating Income

Operating income for the three months ended June 30, 2006 was $1.5 billion as compared with $1.4 billion for the three months ended June 30, 2005.

The following table summarizes operating income and operating margin of Mittal Steel’s geographic regions for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005:

	Operating Income Three months ended June 30,		Operating Margin
Regions	2006	2005	2006	2005
	(in $ millions)	(in $ millions)	(%)	(%)
Americas(1)	448	447	10.7	12.9
Europe(2)	719	263	20.6	10.2
Asia & Africa	326	678	18.7	32.1

(1)	Includes results of Mittal Steel USA ISG Inc. from April 15, 2005.
(2)	Includes results of Mittal Steel Kryviy Rih from November 26, 2005.

The following table summarizes operating income and operating margin of Mittal Steel’s geographic regions for the three months ended June 30, 2006, as compared with the three months ended June 30, 2005, excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

	Operating Income Three months ended June 30,		Operating Margin
Regions	2006	2005	2006	2005
	(in $ millions)	(in $ millions)	(%)	(%)
Americas	173	270	11.0	17.6
Europe	501	263	18.4	10.2
Asia & Africa	326	678	18.7	32.1

Americas

Operating income for the three months ended June 30, 2006 for the Americas region remained flat at $448 million as compared with the three months ended June 30, 2005. Operating margins decreased from 12.9% for the first three months of 2005 to 10.7% for the three months ended June 30, 2006 as the impact of higher shipments and lower cost of sales (excl. depreciation) per ton was more than offset by lower selling prices.

Excluding Mittal Steel USA ISG Inc., operating income decreased to $173 million for the three months ended June 30, 2006, as compared with $270 million for the three months ended June 30, 2005, primarily due to declining average steel selling prices.

Europe

Operating income for the three months ended June 30, 2006 for the European region increased to $719 million as compared with $263 million for the three months ended June 30, 2005. Operating margin increased from 10.2% for the first three months of 2005 to 20.6% for the three months ended June 30, 2006, primarily due to the inclusion of Mittal Steel Kryviy Rih, higher volumes and lower costs, offset by reduced selling prices.

Excluding Mittal Steel Kryviy Rih, operating income increased to $501 million for the three months ended June 30, 2006, as compared with $263 million for the three months ended June 30, 2005, primarily as a result of improved volumes and lower cost of sales (excl. depreciation) per ton offset by declined average steel selling prices.

Asia & Africa

Operating income for the three months ended June 30, 2006 for the Asia & Africa region decreased to $326 million, as compared with $678 million for the three months ended June 30, 2005. Operating margin fell from 32.1% for the first three months of 2005 to 18.7% for the three months ended June 30, 2006, primarily as a result of increased costs and lower selling prices, partly offset by economies of scale resulting from increased volumes.

Financing Costs

Net interest expense (interest expense less interest income) was 85% higher for the three months ended June 30, 2006 at $102 million as compared with $55 million for the three months ended June 30, 2005. Interest expense increased primarily due to increased indebtedness relating to the acquisition of, and assumption of debt at, Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih.

Net Gain or Loss from Foreign Exchange

Mittal Steel uses the U.S. dollar as its reporting currency. Movements in the exchange rates of the currencies of the countries in which Mittal Steel has operations where the functional currency is not U.S. dollar versus the U.S. dollar have an impact on the earnings of Mittal Steel. Such exchange rate movements affect both revenues and costs.

The net gain from foreign exchange for the three months ended June 30, 2006 was $75 million as compared with $4 million for the three months ended June 30, 2005, primarily due to the impact of a strengthening U.S. dollar against the South African rand on U.S dollar denominated deposits held by Mittal Steel South Africa.

Income Tax

Mittal Steel’s current income tax expense for the three months ended June 30, 2006 amounted to $281 million as compared with $161 million for the three months ended June 30, 2005. Consolidated deferred tax expense was $89 million in the three months ended June 30, 2006, as compared to $4 million for the three months ended June 30, 2005.

The effective tax rate for the three months ended June 30, 2006, was 25%, as compared with 12% for the three months ended June 30, 2005 on income before taxes of $1,506 million and $1,407 million, respectively. The effective tax rate was lower in the three months ended June 30, 2005 primarily due to a tax credit in our Mexican operations amounting to $136 million, as well as one-time tax credits of $20 million in our U.S. operations, due to changes in the state of Ohio tax regulations.

Minority Interest

Minority interest in income of subsidiaries amounted to $121 million for the three months ended June 30, 2006, as compared with $152 million for the three months ended June 30, 2005. The minority interests primarily include interests in Mittal Steel South Africa, Mittal Steel Ostrava, Mittal Steel Poland, Mittal Steel Annaba and Mittal Steel Kryviy Rih.

Net Income

Mittal Steel's net income for the three months ended June 30, 2006 decreased to $1,015 million as compared with $1,090 million for the three months ended June 30, 2005. This decrease was primarily due to higher tax expenses and interest expenses partly offset by higher operating income and net gain from foreign exchange transactions.

Six Months Ended June 30, 2006 compared to Six Months Ended June 30, 2005

Sales, Shipments and Average Steel Selling Prices

During the six months ended June 30, 2006, Mittal Steel's sales increased to $17,660 million as compared with $14,028 million for the six months ended June 30, 2005 due to the inclusion of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih. Excluding the effects of the acquisition of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, sales decreased to $11,239 million for the six months ended June 30, 2006, as compared with $12,089 million for six months ended June 30, 2005.

Average steel selling prices decreased by 8% for the six months ended June 30, 2006 as compared with the six months ended June 30, 2005. Excluding the effects of the acquisition of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, average steel selling prices decreased by 9% for the six months ended June 30, 2006 as compared with the six months ended June 30, 2005.

Mittal Steel's shipments, including inter-company shipments, increased to 32.4 million tons for the six months ended June 30, 2006, as compared with 22.6 million tons for the six months ended June 30, 2005. Excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, shipments increased to 21.2 million tons for the six months ended June 30, 2006, as compared with 19.8 million tons for the six months ended June 30, 2005.

The following table sets out the amount of sales as well as changes in sales, shipments and average steel selling prices in Mittal Steel’s geographic regions for the six months ended June 30, 2006, as compared to the six months ended June 30, 2005:

Sales Six months ended June 30,(1)			Changes in
Region	2006	2005	Sales	Steel Shipments(4)	Average Steel Selling Prices
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Americas(2)	8,347	5,393	55	61	(1)
Europe(3)	6,395	5,539	15	46	(17)
Asia & Africa	3,301	4,144	(20)	12	(10)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of Mittal Steel USA ISG Inc. from April 15, 2005.
(3)	Includes results of Mittal Steel Kryviy Rih from November 26, 2005.
(4)	Shipments include intercompany shipments.

The following table sets out the amount of sales as well as changes in sales, shipments and average steel selling prices in Mittal Steel’s geographic regions for the six months ended June 30, 2006, as compared to the six months ended June 30, 2005, excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

Sales Six months ended June 30,(1)			Changes in
Region	2006	2005	Sales	Steel Shipments(2)	Average Steel Selling Prices
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Americas	3,121	3,454	(10)	3	(8)
Europe	5,201	5,539	(6)	8	(9)
Asia & Africa	3,301	4,144	(20)	12	(10)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Shipments include intercompany shipments.

Americas

Sales in the Americas region were higher at $8,347 million for the six months ended June 30, 2006, as compared with $5,393 million for the six months ended June 30, 2005, primarily due to higher shipments and inclusion of Mittal Steel USA USG Inc. Excluding Mittal Steel USA ISG Inc., sales were lower in the Americas region at $3,121 million for the six months ended June 30, 2006, as compared with $3,454 million for the six months ended June 30, 2005. These decreases relate in turn to the less favorable conditions in the steel market in the first quarter of 2006.

Total steel shipments in the Americas region increased to 13.6 million tons for the six months ended June 30, 2006, as compared with 8.4 million tons for the six months ended June 30, 2005. The increase in shipments was predominately attributable to the inclusion of shipments by Mittal Steel USA ISG Inc. Excluding Mittal Steel USA ISG Inc., shipments increased by 3% to 5.8 million tons for the six months ended June 30, 2006, as compared with 5.6 million tons for the six months ended June 30, 2005. On April 28, 2006, a fire halted production in one of the steelmaking shops at Mittal Steel USA’s Indiana Harbor facility in East Chicago, USA, which caused steel production to decrease by approximately 200,000 tons. Also, a lightning strike at an electrical substation at Mittal Steel USA’s Sparrows Point facility on June 23, 2006, is expected to cause a decrease of approximately 250,000 tons of ironmaking (of which a decrease of 80,000 tons occurred during the second quarter). The damage to equipment and losses associated with business interruption in excess of the Company’s deductible is to be covered by insurance in both instances.

In the Americas region, average steel selling prices decreased by 1% for the six months ended June 30, 2006, as compared with the six months ended June 30, 2005. Excluding Mittal Steel USA ISG Inc., average steel selling price decreased by 8% for the same period.

Europe

Sales in the European region increased to $6,395 million for the six months ended June 30, 2006, as compared with $5,539 million for the six months ended June 30, 2005. The 15% increase was attributable to a 46% volume increase, primarily due to the inclusion of Mittal Steel Kryviy Rih. Excluding Mittal Steel Kryviy Rih, sales decreased to $5,201 million for the six months ended June 30, 2006 as compared with $5,539 million for the six months ended June 30, 2005. The decrease in sales was mainly due to the less favorable conditions in the steel market, particularly in the first quarter of 2006.

Total steel shipments increased to 12.6 million tons for the six months ended June 30, 2006 as compared with 8.6 million tons for the six months ended June 30, 2005. The 46% increase was primarily due to the inclusion of Mittal Steel Kryviy Rih. Excluding Mittal Steel Kryviy Rih, shipments increased 8% to 9.3 million tons for the six months ended June 30, 2006 as compared with 8.6 million tons for the six months ended June 30, 2005. The increase in steel shipments was primarily due to increases at Mittal Steel Poland and Mittal Steel Ostrava for the six months ended June 30, 2006 as compared with the six months ended June 30, 2005, which were partly offset by decreased shipments at Mittal Steel Galati.

In the European region, the average steel selling price decreased by 17% for the six months ended June 30, 2006 as compared with the six months ended June 30, 2005, with decreases across nearly all European operating units. Excluding Mittal Steel Kryviy Rih, average steel selling prices decreased by 9% during the six months ended June 30, 2006, as compared with the six months ended June 30, 2005. This decrease was primarily driven by the weakening of the euro and other European currencies, which affected selling prices in U.S. dollar terms, as well as market conditions having been much stronger in the first half of 2005 as compared to the first half of 2006.

Asia & Africa

In the Asia & Africa region, sales decreased to $3,301 million for the six months ended June 30, 2006 as compared with $4,144 million for the six months ended June 30, 2005. The 20% decrease is attributable to lower average steel selling prices, partly offset by improved volumes and impact of trading sales.

Shipments increased to 6.1 million tons for the six months ended June 30, 2006 as compared with 5.5 million tons for the six months ended June 30, 2005. Increased volumes were largely a result of increased shipments by our Kazakhstan, South African and Algerian operations. In addition, shipments in the first half of 2005 had been lower owing to a fire occurring mid-first quarter at Mittal Steel Temirtau’s plant. As a result there was a stoppage of hot rolled production and subsequent stoppage of downstream facilities.

The average steel selling price decreased by 10% for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005. This decrease resulted largely from a drop in average steel selling prices at our South African and Algerian operations.

Cost of Sales (excluding depreciation)

The average cost of sales (excluding depreciation) per ton for Mittal Steel remained flat for the six months ended June 30, 2006, as compared with the six months ended June 30, 2005. Excluding the effects of the acquisitions of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih during 2005, average cost of sales (excluding depreciation) per ton increased by 1%

for the six months ended June 30, 2006, as compared with the six months ended June 30, 2005, primarily due to increases in certain input prices, the effect of which was partly offset by economies of scale related to increased volume.

The following table sets out the amount of cost of sales (excluding depreciation) as well as changes in cost of sales (excluding depreciation) and average cost of sales (excluding depreciation) per ton, in Mittal Steel’s geographic regions for the six months ended June 30, 2006, as compared to the six months ended June 30, 2005:

	Cost of Sales (excluding depreciation) Six months ended June 30,(1)		(Increase) / Decrease
Region	2006	2005	Cost of Sales (excluding depreciation)	Av. Cost of Sales (excl. depreciation) per ton
	(in $ millions)	(in $ millions)	(%)	(%)
Americas(2) ..	7,153	4,154	(72)	(7)
Europe(3)	4,930	4,269	(15)	19
Asia & Africa	2,424	2,577	6	(18)

(1)	Amounts are prior to inter-company eliminations and include non-steel cost sales. Sales and cost of sales include shipping and handling fees as per EITF Issue No. 00-10.
(2)	Includes results of Mittal Steel USA ISG Inc. from April 15, 2005.
(3)	Includes results of Mittal Steel Kryviy Rih from November 26, 2005.

The following table sets out the amount of cost of sales (excluding depreciation) as well as changes in cost of sales (excluding depreciation) and average cost of sales (excluding depreciation) per ton in Mittal Steel’s geographic regions for the six months ended June 30, 2006, as compared to the six months ended June 30, 2005, excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

	Cost of Sales (excluding depreciation) Six months ended June 30,(1)		(Increase) / Decrease
Region	2006	2005	Cost of Sales (excluding depreciation)	Av. Cost of Sales (excl. depreciation) per ton
	(in $ millions)	(in $ millions)	(%)	(%)
Americas...................................................	2,666	2,481	(7)	(4)
Europe.......................................................	4,118	4,269	4	7
Asia & Africa.............................................	2,424	2,577	6	(18)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales. Sales and cost of sales include shipping and handling fees as per EITF Issue No. 00-10.

Americas

In the Americas region, average cost of sales (excluding depreciation) per ton increased by 7% for the six months ended June 30, 2006, as compared with the six months ended June 30, 2005. Excluding Mittal Steel USA ISG Inc., average cost of sales (excluding depreciation) per ton increased by 4% for the six months ended June 30, 2006, as compared with the six months ended June 30, 2005. The increase in average cost of sales (excluding depreciation) per ton in the Americas region on a historical basis was primarily due to increased cost of inputs and, more generally, the higher cost base of Mittal Steel USA ISG Inc. relative to Mittal Steel’s pre-existing operations in the Americas.

Europe

In the European region, average cost of sales (excluding depreciation) per ton decreased by 19% for the six months ended June 30, 2006, as compared with the six months ended June 30, 2005, due primarily to the lower cost base of Mittal Steel Kryviy Rih relative to Mittal Steel’s pre-existing European operations. Excluding Mittal Steel Kryviy Rih, average cost of sales (excluding depreciation) per ton decreased by 7% for the six months ended June 30, 2006, as compared with the six months ended June 30, 2005. This was largely due to improved volumes as well as the impact of the strengthening of the U.S. dollar as compared to the euro and other European currencies, offset by higher costs of key inputs.

Asia & Africa

In the Asia & Africa region, average cost of sales (excluding depreciation) per ton increased by 18% for the six months ended June 30, 2006, as compared with the six months ended June 30, 2005. The increase in average cost of sales (excluding depreciation) per ton was due to the increased cost of inputs, particularly in the Company’s Algerian and South African operations.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in the six months ended June 30, 2006 increased by 6% as compared with the six months ended June 30, 2005, primarily due to the inclusion of Mittal Steel USA ISG Inc, Mittal Steel Kryviy Rih.

Operating Income

Operating income for the six months ended June 30, 2006 was $2.5 billion as compared with $3.1 billion for the six months ended June 30, 2005.

The following table summarizes operating income and operating margin of Mittal Steel’s geographic regions for the six months ended June 30, 2006, as compared with the six months ended June 30, 2005:

	Operating Income Six months ended June 30,		Operating Margin
Regions	2006	2005	2006	2005
	(in $ millions)	(in $ millions)	(%)	(%)
Americas(1)	786	1,015	9.4	18.8
Europe(2)	1,062	755	16.6	13.6
Asia & Africa	609	1,309	18.4	31.6

(1)	Includes results of Mittal Steel USA ISG Inc. from April 15, 2005.
(2)	Includes results of Mittal Steel Kryviy Rih from November 26, 2005.

The following table summarizes operating income and operating margin of Mittal Steel’s geographic regions for the six months ended June 30, 2006, as compared with the six months ended June 30, 2005, excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

	Operating Income Six months ended June 30,		Operating Margin
Regions	2006	2005	2006	2005
	(in $ millions)	(in $ millions)	(%)	(%)
Americas	294	837	9.4	24.2
Europe	785	755	15.1	13.6
Asia & Africa	609	1,309	18.4	31.6

Americas

Operating income for the six months ended June 30, 2006 for the Americas region decreased to $786 million as compared with $1,015 million for the six months ended June 30, 2005. Operating margin decreased from 18.8% to 9.4% primarily due to the economies of scale arising from improved volumes, the effects of which were more than offset by increased costs, particularly of raw materials and energy, and declining average steel selling prices.

Excluding Mittal Steel USA ISG Inc., operating income decreased to $294 million for the six months ended June 30, 2006, as compared with $837 million for the six months ended June 30, 2005, primarily due to cost increases and declining average steel selling prices.

Europe

Operating income for the six months ended June 30, 2006 for the European region increased to $1,062 million as compared with $755 million for the six months ended June 30, 2005. Operating margins increased from 13.6% for the first six months of 2005 to 16.6% for the six months ended June 30, 2006, primarily as a result of economies of scale arising from improved shipments and better product mix. Operating income for the six months ended June 30, 2006 also includes $34 million from the reversal of provisions related to arbitration proceedings involving Mittal Steel Ostrava, $56 million from the reduction of customer rebates, as a well as $37 million of CO2 emission sales at Mittal Steel Ostrava.

Excluding Mittal Steel Kryviy Rih, operating income increased to $785 million for the six months ended June 30, 2006, as compared with $755 million for the six months ended June 30, 2005, primarily due to economies of scale effects of increased volumes and improved costs, the effects of which were partially offset by reduced average steel selling prices.

Asia & Africa

Operating income for the six months ended June 30, 2006 for the Asia & Africa region decreased to $609 million, as compared with $1,309 million for the six months ended June 30, 2005. Operating margin fell from 31.6% for the first six months of 2005 to 18.4% for the six months ended June 30, 2006, primarily due to increased costs and lower selling prices.

Financing Costs

Net interest expense (interest expense less interest income) was 141% higher for the six months ended June 30, 2006 at $212 million as compared with $88 million for the six months ended June 30, 2005. Interest expense increased primarily due to increased indebtedness relating to the acquisition of, and assumption of debt at, Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih.

Net Gain or Loss from Foreign Exchange

Mittal Steel uses the U.S. dollar as its reporting currency. Movements in the exchange rates of the currencies of the countries in which Mittal Steel has operations where the functional currency is not U.S. dollar versus the U.S. dollar have an impact on the earnings of Mittal Steel. Such exchange rate movements affect both revenues and costs.

The net gain from foreign exchange for the six months ended June 30, 2006 was $80 million as compared with $17 million for the six months ended June 30, 2005, primarily due to the impact of a strengthening U.S. dollar (against the South African rand) on U.S dollar denominated deposits held by Mittal Steel South Africa.

Income Tax

Mittal Steel’s current income tax expense for the six months ended June 30, 2006 amounted to $432 million as compared with $451 million for the six months ended December 31, 2005. Consolidated deferred tax expense was $54 million in the six months ended June 30, 2006, as compared to $111 million for the six months ended June 30, 2005.

The effective tax rate for the six months ended June 30, 2006, was 20%, primarily due to the release of valuation allowances of $107 million in the first quarter 2006, as compared with 18% for the six months ended June 30, 2005, on income before taxes of $2,450 million and $3,126 million, respectively. The effective tax rate was lower in the six months ended June 30, 2005 primarily due to a tax credit in our Mexican operations amounting to $136 million, as well as one-time tax credits of $20 million in our U.S. operations, due to changes in the state of Ohio tax regulations.

Minority Interest

Minority interest in income of subsidiaries amounted to $206 million for the six months ended June 30, 2006, as compared with $327 million for the six months ended June 30, 2005. The minority interests include interests in Mittal Steel South Africa, Mittal Steel Ostrava, Mittal Steel Poland, Mittal Steel Annaba and Mittal Steel Kryviy Rih.

Net Income

Mittal Steel's net income for the six months ended June 30, 2006 decreased to $1,758 million as compared with $2,237 million for the six months ended June 30, 2005. This decrease was due to lower operating income and higher financing costs, partly offset by higher foreign exchange gains.

Liquidity and Capital Resources

Mittal Steel's principal sources of liquidity are cash generated from its operations, its credit lines, primarily at the corporate level and various working capital credit lines at its operating subsidiaries.

In management's opinion, Mittal Steel's financing facilities are adequate for its present requirements. As Mittal Steel is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries' ability to pay dividends.

Indebtedness

As of June 30, 2006, the Company's cash and cash equivalents, restricted cash and short-term investments amounted to $3.2 billion as compared to $2.7 billion as of June 30, 2005. Restricted cash as of June 30, 2006 was $1.1 billion (including $987 million in respect of cash collateral provided for a bank guarantee in connection with the Arcelor offer) as compared to $0.7 billion as of June 30, 2005. In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $2.2 billion as of June 30, 2006 ($2.2 billion as of June 30, 2005).

As of June 30, 2006, Mittal Steel's total debt, which includes long-term debt, short-term debt and borrowings under working capital facilities, was $8.3 billion, compared to $4.7 billion as of June 30, 2005. Most of the external debt is borrowed by the parent company on an unsecured basis. As of June 30, 2006, Mittal Steel's external debt bore interest at varying levels based on a combination of fixed and variable interest rates. Under some of the loan agreements and bonds outstanding, Mittal Steel's operating subsidiaries are required to comply with certain financial covenants. As of June 30, 2006, Mittal Steel's operating subsidiaries were in compliance with all such covenants. Mittal Steel has guaranteed $0.7 billion of debt of its operating subsidiaries. Mittal Steel’s debt facilities and its guarantees have provisions whereby a default by any member of Mittal Steel could, under certain circumstances, lead to defaults under other Mittal Steel credit facilities. Any possible invocation of these cross default clauses could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures. In addition, the Company has guaranteed approximately $56 million of certain debts at its joint ventures I/N Tek and I/N Kote.

The following table summarizes the credit facilities of Mittal Steel:

	Limit		Utilization		Availability
	As of June 30, 2006	As of June 30, 2005	As of June 30, 2006	As of June 30, 2005	As of June 30, 2006	As of June 30, 2005
	(in $ millions)		(in $ millions)		(in $ millions)
Mittal Steel	3,312	2,871	1,265	870	2,047	2,001

Factoring and Securitization

In addition to the credit facilities noted above, certain of Mittal Steel's European subsidiaries are parties to receivables factoring and securitization facilities in the amounts set out below:

	Limit		Utilization		Availability
	As of June 30, 2006	As of June 30, 2005	As of June 30, 2006	As of June 30, 2005	As of June 30, 2006	As of June 30, 2005
	(in $ millions)		(in $ millions)		(in $ millions)
Mittal Steel	420	318	232	148	188	170

On January 30, 2006, the Company entered into a €5 billion (approximately $6.1 billion) credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor.

On January 30, 2006, the Company entered into a €3 billion (approximately $3.7 billion) credit agreement with the same group of lenders to refinance the $3.5 billion bridge financing facility used to finance the Mittal Steel Kryviy Rih acquisition.

On April 1, 2006, Ispat Inland ULC redeemed $150 million of floating rate notes due April 1, 2010 bearing interest at LIBOR plus 6.75%. The floating rate notes were redeemed at a price of 103.0% of the principal amount (the call premium of $4.5 million was expensed in the first quarter of 2006).

On April 4, 2006, Mittal Steel signed a $200 million loan agreement with the European Bank for Reconstruction and Development for on-lending to Mittal Steel Kryviy Rih. The loan has a maturity of seven years and bears interest based on LIBOR plus a margin based on a ratings grid. Drawdown of this facility took place on May 10, 2006.

On April 20, 2006, the United States Pension Benefit Guaranty Corporation converted the entire $35 million outstanding principal amount of a convertible note issued by ISG, plus accrued interest, into 1,268,719 Class A common shares of Mittal Steel.

On May 23, 2006, the Company entered into a €2.8 billion (approximately $3.4 billion) credit agreement with the same group of lenders as under the Company’s €5 billion and €3 billion credit facilities, to finance the increased cash portion of the offer for Arcelor, in addition to the €5 billion credit agreement of January 30, 2006.

Mittal Steel’s $3.5 billion bridge financing facility used for the Mittal Steel Kryviy Rih acquisition was repaid in full on June 26, 2006 with the proceeds of the Company’s €3.0 billion credit facility. This bridge facility was subsequently cancelled.

Following the announcement of the final results of the offer, on July 26, 2006, Standard & Poor’s lowered its long-term corporate credit rating on the Company from “BBB+” to “BBB” and removed the rating from CreditWatch with negative implications.

On July 21, 2006, the Company drew the full €5 billion from its acquisition credit facility and €1.9 billion from its €2.8 billion acquisition credit facility, to finance the cash portion of its purchase of Arcelor shares.

On July 31, 2006, Moody’s Investors Service confirmed its “Baa3” corporate family and senior unsecured issuer ratings on the Company, its “Baa3” rating on the guaranteed debt of Ispat Inland, ULC, its “Ba1” senior unsecured rating on Mittal Steel USA Inc. and its “Ba1” senior unsecured rating on bonds initially issued by Ispat Inland, Inc. In addition, Moody’s downgraded Arcelor’s long-term rating to “Baa3” from “Baa2” and the short-term rating of Arcelor Finance to Prime-3 from Prime-2. The outlook is stable for all ratings.

Shareholders' Equity

Shareholders' equity increased to $11,543 million as of June 30, 2006 as compared with $6,585 million at June 30, 2005.

Mittal Steel will pay a $0.125 per share quarterly dividend on September 15, 2006.

Sources and Uses of Cash – Three Months Ended June 30, 2006 and June 30, 2005

The following table summarizes cash flow of Mittal Steel for the three months ended June 30, 2006 and 2005:

	Summary of cash flow
	Three months ended June 30,
	2006	2005
	(in $ millions)
Net cash provided by operating activities	1,719	983
Net cash (used in) investing activities	(1,290)	(1,600)
Net cash provided by (used in) financing activities	(273)	590

Net Cash Provided by Operating Activities

For the three months ended June 30, 2006, cash flow from operations increased to $1,719 million as compared with $983 million for the three months ended June 30, 2005, primarily due to the increase in trade accounts payables and improvements in trade accounts receivable. For the three months ended June 30, 2006 cashflow from net working capital (inventory plus accounts receivable plus prepaid expenses minus accounts payable minus accrued expenses and other liabilities) was $285 million.

Net Cash (Used in) Investing Activities

Net cash used in investing activities was $1,290 million for the three months ended June 30, 2006 as compared with $1,600 million for three months ended June 30, 2005. This use in the three months ended June 30, 2006 is primarily due to changes in restricted cash, which increased by $987 million during the three months ended June 30, 2006 in respect of cash collateral provided for a bank guarantee in connection with the Arcelor offer. For the three months ended June 30, 2005, the cash used in investing activities included $1,306 million for the acquisition of net assets of subsidiaries, net of cash acquired primarily for the ISG transaction.

Net Cash Provided (Used in) Financing Activities

Net cash used in financing activities was $273 million for the three months ended June 30, 2006 as compared with $590 million provided by financing activities for the three months ended June 30, 2005. During the three months ended June 30, 2006, Mittal Steel paid dividends of $105 million, which includes a $17 million dividend payment to the Ukraine government .

Sources and Uses of Cash– Six Months Ended June 30, 2006 and 2005

The following table summarizes cash flow of Mittal Steel for the six months ended June 30, 2006 and 2005:

	Summary of cash flow
	Six months ended June 30,
	2006	2005
	(in $ millions)
Net cash provided by operating activities	2,107	1,948
Net cash (used in) investing activities	(1,568)	(2,258)
Net cash (used in) financing activities	(403)	81

Net Cash Provided by Operating Activities

For the six months ended June 30, 2006, cash flow from operations increased to $2,107 million as compared with $1,948 million for the six months ended June 30, 2005, primarily due to lower inventories and increased trade accounts payable. For the six months ended June 30, 2006 cash flow used by net working capital (inventory plus accounts receivable plus prepaid expenses minus accounts payable minus accrued expenses and other liabilities) was $280 million.

Net Cash (Used in) Investing Activities

Net cash used in investing activities was $1,568 million for the six months ended June 30, 2006 as compared with $2,258 million for six months ended June 30, 2005. Net cash used in investing activities for the six months ended June 30, 2006 included $987 million cash collateral provided for a bank guarantee in connection with the Arcelor offer and restricted cash of $445 million for the six months ended June 30, 2005, relating to an equity investment in Hunan Valin and an additional interest in Mittal Steel Zenica. Net cash used in investing activities for the six months ended June 30, 2005 included $1,306 million for the acquisition of net assets of subsidiaries, net of cash acquired primarily for ISG transaction.

Net Cash (Used in) Financing Activities

Net cash used in financing activities was $403 million for the six months ended June 30, 2006 as compared with $81 million of net cash provided in financing activities for the six months ended June 30, 2005. During the six months ended June 30, 2006, Mittal Steel paid dividends of $241 million ($176 million to Mittal Steel shareholders, $48 million to Mittal Steel South Africa minority shareholders and $17 million to the Ukraine government).

As of June 30, 2006 Mittal Steel had approximately $177 million of scheduled debt amortization between 2006 and June 30, 2007, without taking into account the impact of the offer to acquire Arcelor.

Outlook for Third Quarter 2006

Operating income is expected to increase by approximately 25% in third quarter 2006 on second quarter 2006 levels.

Capital Expenditure and Investments

For a description of certain transactions occurring on August 1, 2006 in connection with Mittal Steel’s acquisition of Arcelor, see “Recent Developments”.

Capital expenditure during the six months ended June 30, 2006 was $612 million as compared $460 million for the six months ended June 30, 2005. The main projects in 2006 were: Mittal Steel Poland—Construction in progress of Hot-strip mill; Building of Coke Oven Battery No. 11 and auxiliary facilities; Modernization of Blast Furnace No. 2; Mittal Steel Galati—Modernization of Blast Furnace No. 3; Modernization of Blast Furnace No. 5; Mittal Steel Temirtau-Slab Caster and Convertor Shop; and Mittal Steel USA ISG—Continuous Anneal Line to Hot Dip Galvanize Conversion.

In connection with its acquisition of Kryvorizhstal, Mittal Steel and the State Property Fund of Ukraine (the “SPF”) entered into an Agreement for Sale and Purchase of Shares dated October 28, 2005 (the “SPA”).  The SPA includes various undertakings by Mittal Steel relating to innovation, investment, environmental and labor matters.  There are several clauses in the SPA which are open to interpretation including employee salary levels. Mittal Steel continues to engage in discussions on these issues with the SPF with a view to reaching a mutually satisfactory resolution as a business matter.

Mittal Steel has also made certain commitments relating to employees at certain of its operating subsidiaries. In many of these jurisdictions, it has agreed, in connection with the acquisition of interests in these subsidiaries, that it will not make collective dismissals for certain periods.

Capital expenditure is expected to be higher for the full year 2006 as compared to 2005 primarily due to expenditure on projects forming part of commitments made under various acquisition agreements, primarily in Europe, as well as investments in product mix enhancements throughout the Company. Excluding the impact of Arcelor offer, we expect to spend approximately $1.7 billion on capital expenditures in 2006, most of which is expected to be financed out of cash flow from operations.

Off-Balance Sheet Arrangements

Mittal Steel has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. In addition, Mittal Steel is not contingently liable for the debt of any of its affiliates or joint ventures except debt attributable to I/N Tek and I/N Kote, of which the Company has guaranteed $56 million as of June 30, 2006.